Exhibit (a)(25)

Transcript Extraordinary Shareholders Meeting D.E MASTER BLENDERS 1753 N.V. held on Wednesday July 31, 2013, starting at 14:00 hrs CET, at Beurs van Berlage, Damrak 243, 1012 ZJ in Amsterdam, the Netherlands

Mr Sorensen: Good afternoon, ladies and gentlemen. Welcome to this Extraordinary General Meeting of D.E MASTER BLENDERS 1753 N.V. My name is Norman Sorensen. I am the Chairman of the Board of Directors of D.E Master Blenders.

The official language of the meeting is English, however most of it will be conducted in Dutch and we will talk about that in a moment. If you would like to hear the simultaneous translation of the meeting, you will have the choice between the channels which are now projected on the screen.

Sitting with me here on the platform are our interim CEO Jan Bennink, the CFO, Michel Cup, the Non-Executive directors, Sandra Taylor, behind me Andrea Illy, Mercy Corrales, Géraldine Picaud and Rob Zwartendijk as well as the General Counsel, Onno van Klinken.

Also present is Ms Deline Kruitbosch, notary at De Brauw Blackstone Westbroek who will prepare a notarial record of the business transacted during this meeting.

Before starting the official part of the meeting, I have some housekeeping announcements to be made. Please switch off all your cellphones and other devices. This is not an airplane but I ask you to please shut them off. You should have received a keypad and a voting card when you entered the room. If this is not the case, please tell one of the hostesses who will help you out.

The meeting will be recorded to facilitate the preparation of the minutes of the meeting. The draft meetings will be available within three months after the meeting. Since most of the shareholders present are Dutch, I have asked Jan Bennink to conduct the meeting on my behalf and on behalf of the Board so as to allow the shareholders to speak Dutch.

Of course I am available to answer any questions you may have.

Agenda item 1. Opening.

Chairman: Thank you, Norman. I am pleased to chair this meeting on your behalf and I will now switch over to the Dutch language which makes things probably slightly easier for all of us. Having said this, I open this meeting and I warmly welcome you all, thank you for being here this afternoon.

The convocation for this meeting and the publication of the agenda and the explanatory notes thereto took place in accordance with the law and the articles of association and was published on our website on the 19th of June.

I point out that as a result of further comments by the relevant authorities a slightly revised version of the position statement has been made available since June 27, 2013. The small technical amendments relate to (i) a stronger statement on responsibility for any forward looking financial information and (ii) a more extensive explanation of the basis and calculation of the projected EBITDA and the net profits of D.E Master Blenders 1753. For this reason the reviewed and confirmed position statement as available on our website should be used.

At this moment the attendance data are being checked and I will tell you later how many shares are represented here today.

Agenda item 2. Explanation of the recommended public offer by Oak Leaf B.V., a company ultimately controlled by a Joh. A. Benckiser led investor group, for all issued and outstanding ordinary shares in the capital of D.E MASTER BLENDERS 1753 N.V.

That brings me to agenda item number two, which is an explanation of the public offer. Maybe I need to explain a little bit more about what has happened, what this public offer exactly means. I think it is best to do this by way of a presentation after which of course, you will have ample opportunity to ask questions.

So I’m standing up now. I am going to the lectern and I will explain to you exactly what the offer is, what we are going to do and what is going to happen.

It concerns a total cash offer of EUR 12.50 including dividend for each DEMB share. The EUR 12.50 is a premium of 36.7% to the average closing price for three months prior to the offer which includes March 2013. It is financed by debt and equity. It is a combination. Our Board fully supports the offer. We feel that it is a good offer, that it is good for the company and its stakeholders.

The offer is subject to a minimum acceptance level of 95% of the shareholders. That is the minimum threshold. A positive advice has been given by the works council which has been fully informed. We have had good consultations with the works council that resulted in their positive advice. This is of course very important.

The works council has asked us many critical questions and raised critical items. But, at the end of the day the works council, having considered everything, knowing what the full offer is and understanding what will happen to the company, has decided to render a positive decision.

A clearance by the authorities in Russia has been obtained. This may sound strange because it is a fairly small country, but our businesses in Russia are related and therefore we needed to obtain merger clearance.

What has happened exactly? What is the sequence of events? The offer document explains this in detail, but I wish to provide a summary of what has happened since 13 months ago when we were very close to this place, at the stock exchange.

From the very start of our listing, between June and October, JAB gradually build a stake in our capital of 15.05%. On the 8th of March, JAB made an offer for our company, which was a non-binding indication of interest. And on 13th March, this was revised.

We did the regular things. We executed an NDA (non-disclosure agreement) and a standstill. A due diligence investigation was performed and finally the price went up to EUR 12.75 during that period, which is the amount that became public. During the due diligence period, the offer price went down to EUR 12.25. Eventually, it went up to EUR 12.50 which is the average between EUR 12.75 and EUR 12.25. This was on the 12th of April.

One 12 April, we announced that a conditional agreement was reached for an offer of EUR 12.50 per share. We received merger clearance of the EU and the Russian community. And the acceptance period started on 20 June. 15 August will be the closing date, being the last day of acceptance of tendering the shares. And the shareholders will have to say whether they agree or do not agree with the offer.

So this is the chronological sequence of the past 13 months. It was a very hectic period as you may appreciate. Business wise and in addition, we had to do all this work. It was a hectic period and now we have an offer of EUR 12.50.

What is the rationale of the offer? Why does the Board feel that this is a good offer? And why do we propose this to you?

Of course there are lots of reasons for this. The offer represents a premium of 36.7% to the average closing price for the three month period prior to and including 27 March 2013. Maybe we should have a look at the opening price 13 months ago, which was EUR 8, and then the premium is considerably higher.

It is important to realize that the offer represents a premium of 37%. We will tell you later why we feel that this is a good offer. And further it is important that the offer is made 100% in cash, there are no strings attached. This provides certainty for you, certainty for everyone.

The Board also looked into something else which is important for all of you: how does this fit in with the company and its stakeholders? The works council said: is this deal good for our shareholders and stakeholders or is it just a way to make money? And I think that this is very important.

This is a company that was started two years ago as a new company - officially just about one year ago. We have ambitions. The ambitions must be able to be continued at an accelerated pace, so must be good for everyone.

What does the offeror want? They want to grow in coffee and tea. They want to start in coffee and tea. They think that this is a great moment to do so. And we saw that of course, they see it as well. They support that. They want to be the second coffee and tea company in the world. That is what they want.

If they can become the market leader, the number one, they will do that of course, but they would like to be one of the biggest, if not the biggest tea and coffee company in the world which is in line with our ambitions. Growth may consist of organic growth, but it is also very important to grow by doing acquisitions. It is their aim to become bigger and our aim is exactly the same. We had a meeting of minds.

Other than these acquisitions, nothing much with DEMB will happen except that it is no longer stock listed. So the offeror intends to acquire a lot of companies to make sure that we become the number one or the number two global player in the coffee and tea market.

In general, of course this is a difficult time for companies (especially listed companies). DEMB has had a turbulent time, referring to Brazil and the negative growth. What is happening? You are transferring a company, you are changing a company and you cannot foresee everything that happens. Every quarter, you have to publish what has happened. Sometimes it is positive, sometimes it is negative. It is hard to accept.

If you work in a private company, it is much easier in the first two or three years to run that company. You have to make sure everything is okay. You make sure that you have got everything on track and then you grow. With a listed company, it is more difficult especially in those first two years.

With the offeror there is no business overlap. It is not Unilever that acquires us, which would probably absorb DEMB, restructure it, fire people. No, this is not the case, not at all. The offeror consists basically of 10 people, one is in Washington, one is in London, one is in Frankfurt. It concerns 10 individuals who buy a company. They do not have a headquarters. There is no holding. There is no conglomerate, nothing like that. DEMB will be a financial asset for the offeror. There are 10 people, three or four families that have a company and nothing else changes: no restructuring and no major drama for the staff. We really consider it to be a good deal for the shareholders. Of course you will have to decide that for yourselves.

Further, the company will be able to continue what has been started. For the stakeholders we see very few negative aspects as a result of the offer. These are the reasons for recommending the offer. This is the rationale why the Board, including and excluding myself, and I will get back to that in a moment, feels that this is the best way forward.

Even though it is difficult one has to make decisions in the interest of all stakeholders and we feel as the Board that this is the right decision. We recommend the shareholders to accept this offer.

As I said, regarding the social paragraph, the negotiations were very similar to Numico where I used to work. It’s very important to make sure that there are very strict rules. What people say and what people do is not always the same.

In our negotiations with the offeror, we did not only look at the price, but we ensured that the contract provided for clear stipulations. When I look at Numico, which transaction took place seven years ago, the company is still in the Netherlands and the R&D department has been completely innovated. This was agreed upon seven years ago by the companies involved to ensure that the employment stayed where it was.

The same applies here, today: the DEMB factories in the Netherlands cannot be touched or relocated for the next five years. They will remain here, this was not a problem during the negotiations. Further, the headquarters of DEMB, the new global company, must remain here in Amsterdam, no discussion possible. This was also not a problem because they do not have a headquarters, so okay. But they could have said, “Let let’s to Switzerland, let’s go to London.” But we said, “Stay here or otherwise the deal is off.” And that is why the negotiations were not just about price.

So what about R&D? And Numico? I am talking about Numico because people in general compare the two companies so I compare them as well. R&D is key in the Netherlands. There are lots of things that depend on good R&D. The world-wide R&D center of the new company is guaranteed and it will remain in the Netherlands.

We have plans to probably expand it, enhance it. The bigger the company becomes, the more important the R&D center is. So these items are very important to reach agreement upon, in addition to the price. Our signature was not placed until this was agreed upon and put down in writing, and provided that the works council in the end approved.

What are the alternatives? Yes, one alternative is to continue as a standalone company. What would we be able to achieve if we would continue, would we be able to get the same result (as the price that is now being offered)? Was there a Unilever or another company that would consider DEMB to be worth more than the offeror? We did not encounter such a company and no company knocked on our door.

The premium that is being paid is good and I will get to that, it is 16.2 times EBITDA. It is one of the highest premiums ever paid in the consumer industry. Similar prices have been paid for other companies and I will not mention names, but because there is no synergy between the businesses this offeror pays an incredibly high price for DEMB.

Although we have a strategic plan, already from the beginning, to continue by ourselves, as a standalone company, it would be really difficult to create the value the offer represents. It would have taken us a long time, three to four years, to get to this level. So do you take, do you accept the uncertainty that comes along with being a standalone company? If all goes well, maybe we would to get there in three to four years. But now we have certainty. Of course you have to compare risks. You have to compare the pros and the cons and we say: “This offer is something that we cannot refuse.” Alternatives? No, we, as the Board, considered but did not find as attractive alternatives.

We have also asked the banks. And we said to the banks, “Is it only us that reach this conclusion? What is your objective opinion?” And the banks said, “This offer is a really, really good offer and it is hard to match it.” We have asked Lazard and Goldman Sachs to give a fairness opinion and this was their opinion.

These are the reasons why we, as a Board and I personally, feel that this is the right way forward. As I said, EUR 12.50 in cash including dividend, a total premium of 30.1% to the closing price on March 27, a premium of 36.7% to the average closing price over the prior three months and a premium of 56.3% to the opening price on June 12, 2012 (which was EUR 8).

So for you here who were smart enough to invest, you are going to make a decent profit if everything goes ahead as planned. As I said, the price is fair and here on the screen, you will see 16.2% times EBITDA, that is a premium. That is way higher than any other deals in the fast moving consumer good segment.

The most recent coffee transaction is a little less relevant since it was much smaller than our transaction so we cannot compare the price. But I think that we have to look at this transaction in five years. If you compare this transaction with everything else that has been bought, this is a very high premium indeed. Here you see that reflected, this is the number eight that I referred to before and now we are at 12.30 or 12.37 today.

For the employees, the stakeholders and for the organization, of course it is a bit of a shock. And I can assure you that people in our company have had roller-coaster ride. First DEMB was part of Sara Lee. People say DEMB is a Dutch company but we have been part of the Sara Lee for a long time. We only became a Dutch company a year ago. Then several things happened: we became listed, there is turmoil, there are changes to the company, people at the top stay because of the value created, so a lot has had to be absorbed by the company.

But this transaction, I think it will create some peace and quiet. We have had to change certain things, okay. Of course there will be further changes, but you will create an organization that is more stable.

I think that salaries in general and the variable salaries will go up because they are highly related to performance. They are performance based. The salaries, everything has been taken care off. We will remain in Amsterdam. We will remain in the Netherlands. Employees will remain here. The factories will remain here. Everything will remain as it is. The factories will not be closed. We will focus on sustainable development and we will shortly make an announcement in relation thereto. Sustainability, organic methods, what happens to the small coffee growers? Back than we were the first to focus on this via the D.E Foundation and we are still working on it.

This is one of the most sustainable companies next to Starbucks. I think Starbucks is number one, Nestle is number two and I think in five years’ time this company will be one of the most sustainable companies, coffee and tea companies, in the world, if not the most sustainable one.

What was the decision making process like? Ok, what I would like to make clear to you, this was not a decision of Jan Bennink. I did not take this decision, it is a Board decision. An offer has been made on the 8th of March and it was a bit of a shock.

What do we do? How do we ensure that we do the right thing? As this requires daily contact, physical contact, we set up a transaction committee that had these aspects delegated to them so that they could spend as much time as possible on the transaction.

Who were on that committee? Mr Sorensen, Mr Zwartendijk and myself. Of the executive committee, Michel Cup, Onno van Klinken and Tom Hansson were on that committee. Those people, on a daily basis, looked into what needed to be done in relation to the transaction. Is it the right thing to do? Is it not the right thing to do?

Of course the Board was well informed about everything that the transaction committee was doing. You cannot just leave it to the transaction committee because the complete Board has to make the decisions. All of this has been disclosed. During the discussions we looked at price and as I said we also spend considerable time on deal certainty. If you announce a deal it is something that needs to go through. Furthermore, we discussed the social paragraph. We did all that.

The decision making process is very important because I was well aware of the fact that as CEO you are in the middle, you make money or you don’t make money. How to deal with this, how do you ensure that it is an objective decision? So in the decisions that were essential, neither the Executive Committee nor Jan Bennink was involved.

I stepped out of the room because there should not be any personal interests involved. After stepping out of the room the Board made its decisions. As I said before, I step back, the Executive Committee steps back, then the Board decides together with a banker, well, we had two bankers - actually three bankers, but two essential bankers -.

And the Board had its own advisor, a banker. In general you have management and a banker. The banker only has the interests of the stakeholders in mind and ensures that there is an objective decision on whether it is the right thing to do or if it is not the right thing to do.

We understand the sensitivities of shareholders and we have tried, really tried to put a process in place that is as objective as possible. Allen&Overy and De Brauw were closely involved, as well as Lazard, Goldman Sachs and JPMorgan. They have all assisted in this matter. As I said, we have delegated tasks and we have asked the banks to assist. We very clearly defined who did what, who gave advice on what. I think it is very important to make sure that it is a fully objective process and does not depend on personal interests.

This brings me to the conclusions, a recap if you like.

We looked into everything and feel that this is a good offer, a good offer for all stakeholders. And I say stakeholders, not shareholders. It is good for everyone, beneficial for everyone. We looked into everything and considered all scenarios.

The offer that is on the table, the cash offer, is in our opinion a very attractive offer. We have obtained two fairness opinions. Financing of the offer is secured. There is no risk: the financing is fully committed. The banks were queuing up for the syndication.

We obtained positive advice from the works council and clearance from the EU and Russia. As a result of all of that, we say, as a Board, we unanimously support this offer and we hope that the shareholders agree. You decide. We offer it to you, you decide as the shareholder.

In conclusion, I want to say something about the Netherlands. We are here in the Netherlands of course. And I want you to realize that this company was an American company three years ago. We had a Dutch division. That was it, only a division that was lead from Chicago. Everything was done from Chicago.

And now, today, it is a coffee and tea company having its headquarters is in Amsterdam. The headquarters will remain in Amsterdam. We have created many jobs in R&D, in the factories and at the headquarters. These are Dutch jobs.

We could have had this meeting for instance in London or in Zurich, but none of that, we are here in the Netherlands. Not just because we are listed on the Dutch stock exchange. The only thing that will change is that I cannot look on the AEX index and see that this company is listed. We have brought an American company back to the Netherlands. A company with its headquarters in the Netherlands. A company that will grow and that will acquire other companies.

If you look at the jobs here, we have to think of Prime Minister Rutte who made it possible that this company came here. I think the government that did what it could, also for the benefit of the Dutch people. Maybe it is all very colloquial what I am saying, but it has been very good for the Dutch economy.

And that is my conclusion. Do not forget, DEMB is not a holding, the head office is here. The people will come here. The offeror consists of just four, five families that do lots of other things too. The decisions will be made here at the headquarters, the local headquarters.

In a bit, we will give the floor to you for the questions that you undoubtedly will have regarding this offer and related aspects. What will happen next? Today we have the EGM. 15 August is the closing date and subsequently the offeror will have to decide whether to declare the offer unconditional three days after the closing date. Settlement takes place three days thereafter, if all goes well.

The offer becomes unconditional on the unconditional date. The expected completion of all this will be mid-September. After mid-September, if everything goes as planned and if you, shareholders, will agree to the offer, DEMB will be a private company behind Central Station in Amsterdam.

That is my presentation with respect to the offer. And now, we will proceed with the Q&As. I think it is important that we ensure that all of the questions raised will be answered. And as you know, keep them brief please, just one, two or three questions. I would prefer that you ask two questions and come back later rather than presenting a list of questions.

And also we would like you, when you ask a question, to state your name and to tell us how many shares you represent here today. That would be very helpful.

Did I forget anything Mr Van Klinken? You’re just pointing at something? Mr Van Klinken says we now know the share capital that is represented here today: 239,759,652 shares, which represents 49.38% of the issued capital.

Questions? One finger raised in the middle there, sir. If you would like to come forward to the microphone, that would be very nice. Thank you. Okay sir, your question, please.

Mr Anink: My name is Anink, I am from Amsterdam. Last year I attended your shareholder’s meeting and I was impressed by the separation from the big Sara Lee. D.E MASTER BLENDERS became a real Dutch company. I was also impressed by the wonderful plans that you had to turn D.E MASTER BLENDERS into something beautiful.

During that meeting, I sensed that there was some impatience. The Chairman was a bit impatient, I sensed, and sensed the same in the people who had to judge how the Board performed. Two weeks later, I noticed changes to the composition of the Board. And the impatience that I sensed about the goals that had not been achieved, that was expressed in changes in the organization.

And I had my doubts at that time, what are we heading for? Wonderful growth plans, wonderful plans. But things did not really go as smoothly as expected. And yet today, we are here again with wonderful growth objectives. As shareholders, we are entitled to say something. We won’t be able to do that next year. It was mentioned just now, by you, we did it for the stakeholders, but actually it means that you put us outside with the rubbish.

We get a nice offer; we have to be happy with that, but my feeling is that the real reasoning behind all this was not mentioned your presentation. And that is my question, what is the real reason that you couldn’t continue as a standalone company? Was there a financial reason for this? Last year I understood that you denied that. Financing was secured for all the plans. Is it a management reason? Is there a new management required?

So that’s my question; what is the actual reason that you support this offer? And don’t just say, “Last year we had plans to make it into something wonderful and we’ll just continue it.” And yes, the composition of the shareholder base changed, but we do it together. Instead the shareholders who joined last year, they are just thrown out with the garbage.

Chairman: Had I been able to do what I wanted, we would have continued with what I said last year. Absolutely, but it’s very simple. If you receive such a good offer, it would be criminal not to put it to the shareholders. The premium as proposed by Benckiser, doesn’t leave you much choice. And if you as shareholders are not happy, I am open to your suggestions. But we will see how the meeting votes. If the majority doesn’t want this, then fine. It is up to you.

But I do not see it different than five years ago, two years ago, a year ago, it is a positive situation. An offer has been made, it’s not the Board that decides, you decide. You decide whether you wish to sell your shares. If you say no, that’s up to you. Next question, sir.

Mr Koster: Thank you, Mr Chairman, compliments for your introduction. It was a pleasure to listen to your explanation. To us shareholders, it was only a brief moment of joy. Most of us are a bit cautious before they buy additional shares. I think it’s a good deal. I hope the meeting will vote in favor. And I wish everyone related to D.E MASTER BLENDERS and I wish you, all the very best and I hope to enjoy many, many more cups of delicious coffee.

Last time, I asked you something during the agenda item “any other business” and you said, “We’ll look at that at the next meeting,” but, is there going to be a next meeting? My question was if it would be possible to organize a visit to the D.E factory.

I would really appreciate it if Benckiser would invite us to visit the factory. I think that nine out of ten shareholders have never been to any of the factories. Could you perhaps request Benckiser to organize such a visit? You should be able to arrange that. I wish you all lots of luck. Thank you.

Chairman: Thank you, Michel Cup will play an important role in the new entity and I’ll ask Benckiser to look into your request. Sir, your turn.

Mr Douma (MN Services, “MN”, also speaking on behalf of APG, PGGM and Robeco): My name is Kris Douma. I work for a pension fund and I have proxies for four parties, NN, APG, PGGM and Robeco and I speak and comment on behalf of those four parties. Chairman, isn’t it funny to see how you by yourself presented the offer to us and still say that this is not a one-man show? Maybe somebody else should have presented it. But never mind, I’m happy that you’ve spoken Dutch, so fair enough that you presented it by yourself.

There are a couple of things I would like to discuss with you, first of all, the history, secondly the remuneration for Mr Bennink as included in the offer documentation and finally the triangular legal merger that is part of the takeover. Let me start by saying that as major institutional shareholders, we in principle support the offer and that the premium that is offered on the share price is attractive. We will as a consequence offer our shares.

About the history, let’s refer to what the previous speaker said. We had hoped that after the separation there would be a flourishing D.E MASTER BLENDERS company, but unfortunately we have seen that didn’t happen. And in the past year, there were a number of awkward situations. The fraud in Brazil, not pleasant of course. The CEO left, not a pleasant situation either. Apparently there was a difference of opinion and therefore that had to happen. I don’t think it was a very successful year, the past year. First of all, I wanted to state that.

And then there was an EGM planned for April. On the agenda was the appointment of an interim CEO and the remuneration package for the interim CEO. We had a problem with that proposal because we thought it contained a too large part of short term incentive remuneration. We were not given the opportunity to speak to you about our dissatisfaction because as you know, that EGM did never take place.

But we ask the company what does that mean, no EGM, what does that mean for the remuneration package that was on the agenda for that EGM? We understood during the past month that the remuneration package would not be put to a vote during this meeting. It is something that will be passed to the bidder.

And that’s strange because the takeover documents contain a remuneration package for Mr Bennink. In some newspapers, we read amounts in excess of 10 million. Of course, you are free to sell the shares that were assigned to you or you bought yourself. You may cash those, we also do that. But we are surprised that in the offer documentation there is a maximum remuneration package of about 5.7 million. And again, we have a problem with that remuneration package. It’s too much.

There is no performance based principle. It’s not clear when it was decided to grant you such remuneration. Did that happen when you were already in negotiations with Benckiser? Was it discussed at that time? We don’t know. Who decided to incorporate your remuneration in the offer documentation?

Our expectation was that we did not have to discuss remuneration packages anymore, because it would be the responsibility of the bidder. We have a problem with the fact that your remuneration package is not being put to us for approval, while being part of the takeover agreements. We feel the remuneration is too high, too much composed of short term remuneration and that you should have asked the shareholders to approve the remuneration. May I kindly ask you and your other board members to explain why this remuneration package was approved and why you decided to request the shareholders to approve the triangular legal merger?

As it concerns the legal merger, we know that Dutch law stipulates that if 95% of the shares are offered, then the bidder can make use of a squeeze out procedure for the remaining 5%.

You chose a construction, as put on the agenda, which enables you to squeeze out up to 20% of the shareholders not offering their shares as a consequence of the legal merger. We think that this proposal does not deal properly with the rights of the shareholders and we do not think that this is a good practice; it’s not good corporate governance and we kindly request you to explain why you chose this structure. It’s a very uncommon structure.

Chairman: So these are three questions, Mr Sorensen will reply to one. One, was the company successful in the past 13 months? The second question is on my remuneration and the third on the triangular legal merger. I will ask Onno Van Klinken to elaborate on the merger in a minute.

Regarding the first question, with regard to being successful or not, I would like to note the following. Despite Brazil and despite the new CEO, our results are reasonably good where it concerns turnover and EBITDA growth.

I wouldn’t mind discussing that with you. Brazil was indeed awkward, but we dealt with that properly and quickly. I spoke to shareholders about Brazil and the conclusion is that CFO Michel Cup solved the Brazil issue very quickly and very well. So successful: yes or no? It has not been a bad year; not as good as I had expected, I’ll grant you that. I would have expected a better result and if the results had been better, we might not have been here today. We may have had a tour in the factory instead. Speed is of the essence to make sure that you get do don’t come in play, I simply wasn’t quick enough.

The second question regarding my remuneration. Of course I cannot say anything about that. It’s of great important that the board explains that so therefore the floor is for Mr Sorensen.

Mr Sorensen: Thank you, Mr Douma for your question. We understand the question well. The Board decided after the former CEO left the company on December 10, 2012, that we would align a package for the new interim CEO on the basis of a timing consideration. We expected to ask Mr Bennink to take the place as an interim CEO until we found another one. That was the intention. That’s normal and that’s practice with local companies as well.

We aligned a package along the same lines or similar lines as the prior CEO. But we said to ourselves, “This needs to be totally performance based. There will be no cash. There will be no bonus. There will be no pension.” The remuneration will be in the form of one grant for one year because we expected that it would take six months to nine months to bring in a new CEO, probably a year.

So we aligned the package along the same lines or similar lines to the prior CEO. We did that also for our performance based remuneration, so he received a package representing shares. The shares were capped 100% of target, not 200% which is the normal LTIP for most other executives. We did that on the understanding that there would be a change of CEO.

The package therefore is aligned entirely with the interests of shareholders. So that if the company got a better share price he would benefit, capped at 100%, not 200%. But if the company’s performance in terms of share performance would have fallen below 50% or the median of the peer group, he would have received zero. It was either 100% maximum or zero and that was got to be pro-rated not for the full year. So shareholder alignment, performance based remuneration, no cash incentives at all, and Mr Bennink stopped receiving the chairman fees that he was receiving before December 10th.

Subsequent to that, much to our surprise, an unbelievable offer from a buyer came in. At that point, we had already convened an EGM on April 17, 2013. We could not do anything about that. The buyer said “Mr Bennink is not a CEO. He’s an interim CEO; we’re waiting for the new one.” So that interim EGM to approve compensation was no longer applicable. The buyer came in and said, “This is the way it is.” Obviously, when settlement takes place, JAB will pay that remuneration which on a pro-rated basis is along the same lines as explained. I hope that explains the rationale.

Mr Douma (MN): One additional question if I may. I would have understood that after a successful takeover, JAB would somehow find a way to grant Mr Bennink some kind of remuneration for the work that he has done. But now it is this board that proposes to this meeting to agree to this remuneration package as part of the takeover deal. And that is what surprises us.

Mr Sorensen: Well, Mr Douma, I understand your question. But this Board is not asking the shareholder’s meeting to agree to this package. This is not an agenda item. It is a done deal that the Board decided to grant Mr Bennink this interim CEO job.

We were surprised by the takeover. Due to the takeover it is no longer necessary to ask the shareholders to approve the remuneration package. After settlement, JAB will honor that package because it agreed with the Board that they would actually honor that package. That was the sequence.

Mr Douma (MN): I understand but it basically means that this package never got approval of shareholders.

Mr Sorensen: The answer is that the shareholders gave obviously the Board of Directors the authority to set compensation packages for executive people. And Mr Bennink acted as executive and therefore the Board had the full authority to actually provide that package to Mr Bennink as an interim CEO.

Mr Douma (MN): But this package is not in line with the remuneration policy that the company originally had.

Mr Sorensen: In fact it is better. Because it is aligned with shareholder interests, there is no cash, there is no bonus, there is no pension, it the remuneration solely consists of shares. And if the company had not performed because the bidder would not have come in at EUR 12.50, the company was fading at EUR 8 or EUR 9 or something like that and Mr Bennink would have not met the median and his total package would have been zero.

Mr Douma (MN): Ok.

Mr Bennink: Perhaps Onno van Klinken could now give a short presentation of the triangular legal merger structure?

Mr Lemmers (Association of Stockholders (Vereniging van Effectenbezitters) “VEB”): Mr Chairman, can we please elaborate a little bit more on this issue because I have some additional questions on the remuneration package.

Mr Bennink: Absolutely.

Mr Lemmers (VEB): And I would also like to talk about the remarks of Mr Sorensen about the surprising offer for a huge price. I’ll put my questions in English because I feel that when we talk about this, I need to talk with the acting chairman and not with the chairman of the meeting, so I’ll talk in English.

Reference is made to page 4 of the position statement. There we find the decision making process. I actually miss two important decisions. Regarding one Mr Bennink just informed us for the first time. That concerns board members being conflicted not taking a part in the deliberations and decision-making process about the bid and the merger. This is not dealt with in the offer documentation. The documentation speaks about the Board, full Board and a transaction committee. The offer documentation does not stipulate that Mr Bennink left the room when a decision was made, so I thought, let’s check.

It is strange, because if you want to have a real dialogue, or you want to provide full transparency, you should have put it in the offer documentation, because then I would have known that Mr Bennink stepped out of the room when the Board was talking about his remuneration in combination with the possibility of an offer.

So that’s the first thing. The second thing is you’re all experienced Board members. You’ve got great resumes, you have got experience. And I don’t believe that you were surprised after you gave on a shareholder presentation to JAB people on the November 15th, who of course asked a lot of questions, technical questions about shareholder value, about the possibilities, about strategy etcetera.

Then you were surprised as you said, in January, when they determined to go make an offer. You’ve got international experience, you know how this kind of things happen. Someone’s building up a stake of 15.05%, then you know something is going to happen. Or were you really surprised?

Mr Sorensen: Is that your question, Mr Lemmers?

Mr Lemmers (VEB): That’s the first question, yes.

Mr Sorensen: I’d be very pleased to answer. Thank you for your question. It’s a very good question in fact. I’ll answer the first part of it first.

Every meeting of the Board, the full Board, because with the regard to an acquisition, the full Board meets, listens to what the transaction committee asks and suggests, then the Board decides what to do. At every meeting of the Board without exception, at the end of the meeting there was an executive session where Mr Bennink was not included. Every single meeting.

So all those meetings that you were talking about and it may not have been obviously explained in the offer documentation, but executive sessions, as you mentioned, are very common in international boards. Only independent directors are present during such sessions, Mr Cup was not there, Mr Bennink was not there and Mr Van Klinken was not there. That explains that the Board made an independent and absolutely objective decision.

Regarding your second question, the following. In an offer like his timing is very important. When June 28th of last year, when we were trading on an if and when issued basis, we found out that a third party, JAB, had accumulated up to 12% and then eventually up to 15% of the shares, based on the flow back from U.S. shareholders who were no longer allowed to own shares in a foreign company.

As a result of that, they accumulated their interest totally unsolicited, totally surprising up to 15%. When you have a 15% shareholder in your company, if you will, whether it is a hedge fund or a private equity fund, you cannot tell what their intentions are going to be, but we knew that JAB did not own coffee assets in the world before that.

Then JAB proceeded to buy other coffee companies in the United States. So as I said, you cannot deny a shareholder of that size. The information that has been shared with JAB has simultaneously been shared with the other shareholders. No information other than is publicly available and shared with every single shareholder in this room was ever given to JAB.

So this shareholder simply asks, “Can you explain the strategy of the company?” Well, look at this momentum here. Look at this prospectus, etcetera. Can you explain it?” So making the offer was something that the shareholder wanted to do. If that had been an insignificant shareholder, we would have had a meeting, but it would not have been this kind of a meeting.

That was the purpose, and so it was a totally objective, independent meeting with a large shareholder of the company who had supported the company’s shares when the U.S. shareholders sold, so JAB was beneficial. In fact JAB had supported the shares. If JAB had not bought the flow back of about 12% from U.S. shareholders, our share would have been significantly lower.

So let me address the last point, and that was regarding the remuneration of Mr Bennink. We have no concerns about the fact that the timing of these situations was absolutely independent and perfectly understood. We were very transparent; in fact, all of our communications with shareholders were very transparent.

Mr Lemmers (VEB): Well, my thought is more about timing. Because if you have your largest shareholder one-on-one on November 24th, and on December 10th, you are aware of the context and discussion in the meeting and the fact that you appointed an interim acting CEO, and you have with all your experience the feeling that something is going to happen, why did you not take that into account and did you not prepare a remuneration package taking into account the possibility that within a couple of months, the total remuneration package could be subject to an offer. So the question is actually looking at it in time, why did you not give Mr Bennink something in line with what the shareholders agreed on and did you not take into account the possibility that JAB would make an offer. I would be very surprised if you say to me and all the other shareholders now: “No, we didn’t think about that”.

Mr Sorensen: You know, that’s speculative Mr Lemmers, and speculation is always very dangerous in terms of making one assumption or another. I can assure you on behalf of the Board, that there was absolutely never any coincidence with regard to remuneration package granting and the decision obviously to address an offer from a large shareholder, in fact, obviously a very attractive shareholder. There was, at no time, any conflict.

Mr Lemmers (VEB): Did you make a scenario analysis of the remuneration package as required by the Dutch Corporate Governance Code?

Mr Sorensen: Absolutely.

Mr Lemmers (VEB): And you have also taken in account a possible takeover?

Norman Sorensen: Obviously, it would be speculative to say what the Board thought about that time with regard to a potential speculative offer. I mean, there was no understanding of any kind that JAB was going to come up with an offer. There was no indication of that, so why would that be a question?

Mr Lemmers (VEB): Well, because you have to calculate the up and downturn possibilities on remuneration package in the scenario analysis.

Mr Sorensen: Absolutely, we did all that.

Mr Lemmers (VEB): And in your debates with JAB later on during 2013, did the remuneration package arise as a topic or was it just something that was simply put aside.

Mr Sorensen: The remuneration package, Mr Lemmers, was a given. The Board had decided to give Mr Bennink an interim CEO remuneration package similar to the other CEO for a period probably of maximum a year and that’s the way it was engineered with a cap of 100%, not 200% as the LTIP normally gives to other executives and completely performance-based. So, if the shares had not gone up, Mr Bennink would have received zero and, in fact, he’s not getting his chairman fees or any other fees. So we were absolutely in compliance with what we feel is global practice.

Mr Lemmers (VEB): All right. I will return with other questions about the merger and other things later on.

Chairman: Thank you. Before we continue, are there any other questions on the remuneration? If not, we will move to the next subject. I will ask Onno Van Klinken to elaborate on the triangular legal merger.

Mr Van Klinken: Please, I’d like the slides 39 to 42 on the screen. Mr Douma raised some questions on what we call the alternative structure and I think it’s a good idea to take you through a further explanation so that you have a better understanding of the proposed structure.

The normal situation, and that was also reflected in the initial announcement, was that 95% was the acceptance level. This would enable JAB to start a buy-out procedure and it would also allow JAB to introduce a financial structure for the company that is efficient i.e., will give a better financial texture. We were concerned, the Board was concerned, regarding the question “what if the 95% is not reached”?

You would have entered into a process that might not be successfully completed because you don’t achieve that 95% acceptance level and JAB could walk away. And the board felt, it was its duty to look into the possibilities to change that 95% acceptance level to 80%. To increase the possibility that the deal would go through and that people would tender their shares under the offer.

The concerns that we had, and I think it is important to know why we had those concerns, have to do with the history of Douwe Egberts and the way in which the current shareholders obtained their shares.

Last year, we were spun-off from the big American company listed in the United States, Sara Lee and Sara Lee had a basis of private investors. We don’t know for sure but we think that the range was 15% to 20%. I have also heard 25%, but in any event a relatively large percentage of private investors. They bought the shares as a part of their pension plan or for whatever reasons.

Just imagine, you are a Sara Lee shareholder in the United States. You don’t read the newspaper on the one day that Sara Lee separates and in your securities account, you don’t see Sara Lee anymore but DEMB. You don’t know what that stands for and it appears to be a Dutch stock listed company. It is complicated to sell the shares on Euronext because you have to go to a company in the United States first, and afterwards the shares are offered on Euronext and sold, it takes two weeks to get your money.

It is complicated, so we feel there is quite a large group of people representing about 15 to 20% of the issued share capital, that is possibly less aware that they are a shareholder of DEMB, D.E. MASTER BLENDERS that is listed here.

So at a certain time, you think, if they sleep and they keep sleeping, we have a problem. We tried to call the relevant shareholders, we have called organizations, we have companies in the United States calling shareholders personally. In fact one member of the executive committee, he is an American shareholder, said that he had received four of such telephone calls.

So we are really, really doing our best, but still there is that question mark regarding the acceptance by the American shareholders and it is not because they don’t want to offer their shares, but because they don’t know they hold shares in DEMB.

This could also be due to that the system in America is different. If you are a private investor and an offer is made for a company, it is accepted and one day thereafter, you receive a cash amount deposited in your account. That is like a squeeze out, but in the United States shareholders have a different perception. They have different system over there.

We talked about that with JAB and JAB said, “Ok, we get that, we understand your concern, we are also interested in lowering that level, we really want to go ahead with this deal and therefore, we can agree with the alternative transaction and lower threshold, but, of course, the banks have to agree as well.”

That is a condition and under that condition, and you see on the slide, if you, shareholders, vote in favor of this triangular merger and the banks are ok with it and the level is 80%, it is expected that JAB can waive the 95% and declare the offer unconditional. We communicated this to the works council and the works council gave a positive advice on the merger.

The next slide shows you that the Board felt it was its duty to facilitate a successful completion of the offer. It increases the amount of shareholders that will find this offer attractive and it will increase their deal certainty. The structure also ensures that shareholders who do not tender because they don’t know they can tender their shares, for instance, that they get cash and they are not stuck in a company that is not listed. So it helps the company and the stakeholders and that’s why the works council gave a positive advice.

It is a simplification of the organizational structure and optimizes reduction of costs.

The foregoing concerns the proposal we will vote on if we handle agenda item 8. You can find more information about the proposal in the offer memorandum. Because Mr Douma inquired after the background of this proposal I gave you this information.

Mr Anink: I have listened to your explanation. The shareholders here, if they vote in favor, will receive EUR 12.50. If they do not vote in favor, they will receive EUR 12.37, the current price. That is not a big difference.

A small number of people will not vote in favor and keep their shares and hope that the new management will further develop a good company.

But I would like to understand what are the rights of those shareholders who do not wish to accept are. There is going to be a delisting if 95% of the shares will be tendered, but if less than that will be tendered, the company will continue to be listed. So I would like to know what the rights are of those shareholders. Are you going to have another shareholders meeting for them, an annual one? Do you need to publish the annual accounts again etcetera? Could you please explain?

Mr Van Klinken: I think you have already answered most of your questions yourself. If there is a 95% acceptance level, then JAB will have to declare the offer unconditional, there will be a delisting within a short period of time and the company will no longer be obliged to prepare and publish annual accounts, annual reports, et cetera. JAB will start the buy-out procedure as regulated by the Dutch Civil Code.

If we do not have a 95% acceptance level, then the scenario for the 80% to 95% will come in place. In that situation it is proposed to enter into the triangular legal module. The company will in that scenario disappear as a consequence of the merger and the remaining shareholders will receive shares in another entity, which will be wound up. A distribution of EUR 12.50 in cash will be paid to the shareholders of that entity, minus some tax to be paid on the distribution the former D.E shareholders will receive, depending on the situation of the shareholder.

In such situation JAB will be the sole shareholder of a BV, there will no longer be other shareholders. But that is only if the shareholders’ meeting votes in favor of the triangular merger, there is the waiver from JAB and the 95% acceptance level is not reached, but the level is 80% or more.

If the acceptance level is less than 80%, it is very uncertain what will happen, JAB will, in that case, have the opportunity to declare the offer unconditional, but there’s no buy-out procedure, there’s no triangular legal merger and the company will remain listed. The information obligations will have to be met and therefore, say, at 75%, there will be 25% minority shareholders who will be able to find their shares still listed on the stock exchange. If the acceptance level will be less than 66%, the offer cannot be declared unconditional at all.

This is all I can tell you about the various scenarios.

Chairman: So you have a question.

Mr Stevense (Stichting Rechtsbescherming Beleggers, “SRB”): Thank you, sir. I indeed have a few questions, a couple of which have already been answered. I am Mr Stevense and I represent the Stichting Rechtsbescherming Beleggers.

Mr Cup: By the way, congratulations, happy birthday, actually. It’s your birthday.

Mr Stevense (SRB): Thank you, sir. The 80%, 95%, I wanted to talk about that later. You’ve already explained the decision-making process on the remuneration of Mr Bennink. It is difficult for us to accept the remuneration package, because of the timing. The timing of the offer is a bit strange. JAB was only interested when Douwe Egberts became a listed company. It could also have become interested before that time. It also happened with Brand Beer. Brand Beer was just about to be listed and at the final moment, another company offered to buy it. It could have happened here, too.

Okay, JAB bought a 15% stake in D.E MASTER BLENDERS, then there was a profit warning and then all of a sudden, there was an offer of EUR 12.75 which we feel was just a wild guess. And then finally, the offer was EUR 12.50 per share. Mr Van Lede also left. We feel it was quite a remarkable situation and we ask you to give us more information on that, please.

My next question is a question on the financial agenda. All of a sudden, it is all over, so we do not even know anything about the last two quarters, we have no financial information and we would like to have an insight into the financial situation of DEMB. And that is all for the moment, Mr Chairman.

Chairman: With respect to the past six months, it is difficult to say how those went. Let me put it this way. It would have been my pleasure to present you the half yearly figures. It would have not been a problem for me. If all goes well, the results will be made available depending on the timing of the offer. But in due course, there will be either a press release or a document with the figures of the first six months of this year.

Stevense (SRB): But why do you not discuss the figures today?

Chairman: Because we do not have the results available yet and as we have originally decided, the half yearly figures will be presented on 16 August. On 16 August, we were to publish our figures. As I mentioned before, in due course, you will get an insight into the half yearly figures. That is all I can tell you because the figures are not public yet. As soon as you see them, you can decide if they are good or not good.

Stevense (SRB): Yes, but 16 August is after 15 August.

Chairman: Well, you are right there. What can I say? Yes, you are right.

Mr Lemmers (VEB): Mr Chairman, let me ask, you may laugh but, of course, we have to decide by 15 August on the offer and you overstep a boundary by saying that you would have liked to present the figures, thereby suggesting that they are good enough. But the question that arises, does JAB know more than we know on the basis of that figures?

Chairman: No, JAB is treated as a regular investor. JAB does not know more or less than what is public. With respect to the results you may assume that the Board recommends the offer on the basis of information they have of the full year. You may trust that the quarterly figures do not change the premium. We look at the long term. We look at what the company can do for you in four years and what the offer represents. And a quarter, the development goes up, it goes down, it has very little, if any, influence at all.

Mr Lemmers (VEB): Ok. Just thinking out loud, so we have to base ourselves on the revised EBITDA figures of the end of June and your announcement that you would have liked to present the figures to all the shareholders right now.

Chairman: Yes.

Chairman: No, JAB is treated as a regular investor. They know nothing more, they know nothing less than what is public. With respect to the results you may assume, you may trust that the quarterly figures do not change the premium. We look at the long term. We look at what the company can do for you in four years and what the offer represents. And a quarter, the development goes up and it goes down, it has very little, if any, influence at all.

Mr Lemmers (VEB): Well, thank you for that.

Mr Stevense (SRB): Did the profit warning of the end of February also play a role?

Chairman: That was not a profit warning, it was an amendment of our objectives and results. You know what happened, we have adjusted the top line between zero and 2% and the EBITDA margin, which would be about 100 basis points higher. We have adopted our gross figures, and not our profit figures. We made them more realistic and at a smaller range. And as you know, the share price responded very positively to that. So it was not a profit warning, it was more like a reality check, it had nothing to do with DEMB’s profits. We did not state that the profits would be lower. It was just an adjustment to the top line.

Mr Stevense (SRB): Mr Van Lede left, we thought that was a little bit remarkable.

Mr Van Klinken: It was a personal decision of Mr van Lede too leave the company and there’s little we can say about that, of course. At the time Mr Van Lede left, he had been supervisory board member of D.E / Sara Lee for 12 years. He was proud of bringing the company to the Netherlands. About the moment of the annual general meeting on April 17, he felt it was time to resign, to step down.

Any other questions?

Mr Rienks: I am Mr Rienks and I’d like to get back to the promises of JAB in relation to the future of the company. A very important point is in my view the board of the D.E. Who will form part of the board? Not you, maybe Mr Cup, but the rest of the members will be replaced by JAB people, the people that are employed by JAB or even people who have connections with JAB.

So maybe they promised them now but later on, if it is in their interest, they can change their promises. They can always twist and turn. As long it is in the interest of D.E., it is fine. They can quite easily change their promises in a couple of years. They’ve listed the promises. Oh, yes, the head office will be in Amsterdam and the R&D will remain in the Netherlands.

The plants will not close and the Dutch employees will not be fired, there will not be reorganizations, the plants will remain open, the agreements with the trade unions will be respected.

My question is what guarantees do we have that they will stick to their promises? In my opinion, they can just push them aside if they want to. They just have a moral obligation but not a legal one. We will not be there, the shareholders. You will not be there. Mr Cup will be there, yes, only one and the works council, yes, that will still be in place, but I am afraid that the works council will not be powerful enough to enforce the promises of JAB.

Mr Van Klinken: I think there is a misunderstanding. The group’s main working company is Koninklijke Douwe Egberts B.V. It has an executive board and supervisory board. The supervisory board has five members, two have been appointed upon nomination by the works council, two have been nominated by the group and that will be JAB in the future and there is one independent supervisory board member. So JAB, at that level, at supervisory board level will not have the majority and will not be able to deviate from the agreements as listed.

By the way, and you noted that correctly, an agreement has also been entered into with the works council, so they will have some power, if you will. It concerns an enforceable agreement, the works council supports it and the supervisory board approved it. Furthermore, the majority of the people on the board are not JAB staff. The main agreements are guaranteed for five years.

Mr Rienks: So what about companies in other countries, such as Brazil?

Mr Van Klinken: If somebody pays a price for a company as JAB intends to do, we have to give them some room and possibilities. The Board thought that the agreements made were the core of the Douwe Egberts in the Netherlands. That is what we wanted to safeguard and apart from that, JAB, for the interest of the whole group, must be able to grow and flexibility is required in order to do that. JAB must be able to take advantage of what will happen. The Netherlands represents 50% of Douwe Egberts, so we focused on Dutch aspects. Something else I that want to add is that JAB has ambitions similar to ours.

Mr Rienks: We buy shares in D.E MASTER BLENDERS to get a financial reward. If we buy them for EUR 9.50 and we get EUR 12.50 in return, we’re not complaining. Then if that happens, Mr Bennink has done a good job. I wish to compliment you, Mr Bennink, on this part.

Chairman: If JAB buys for EUR 12.50, of course, it also wants to make money on this, so the price will have to increase from EUR 12.50 to

EUR 15.50, if D.E were to be listed, but they’re not going to be listed. So it’s an ambitious goal to get increased value in, say, five, six years. And maybe they will have to take an unorthodox measure. Please put it in perspective. There is a difference between a private equity and a family company. JAB represents very rich families. It doesn’t really matter to them what happens in the next two, three years. They invest for the long-term. The companies that they have, they have held an interest in for 20, 25 years. In bad times and in good times, they hold them for long-term. They are looking at the long-term value. The value that will be created by D.E will be created through acquisitions.

Of course, it’s a company with huge debts, EUR 3 billion, so something will have to happen. You need working capital. That’s cash. That is available profit, okay, we want profit, too. They want profit, too, of course. It’s important that there will be acquisitions. The more acquisitions, the more synergy you can get.

Mr Rienks: Will they not do an acquisition in the Netherlands?

Chairman: Forget the Netherlands.

Mr Rienks: Belgium, don’t forget Belgium. I’ve got shares in a company in Belgium. Buy that company and I will get some more money.

Chairman: Let’s be serious. There will be acquisitions and there will be long-term synergy. Cash from the organization will become available, but as it concerns long-term payments, you have to keep your inventory as low as possible so that cash will become available. D.E is a very cash rich company that generates a lot of cash per year. And they see the positive side of this. But the main thing is that JAB does not represent private equity that says, okay, two, three, four years, I want to sell the company. In ten years, I have to make a lot of profit, say, 20% return per year. The situation with JAB is a different situation. I know that they don’t have an extra strategy. Do I? Well, I don’t think so. I would be very much mistaken if they would have such extra strategy. The best example I feel is Cory. They started in 1990, they did a lot of acquisitions and have been listed for 20 years and the company is currently a 4 billion company. They made a big company out of that in New York. That is JAB’s aim. That’s JAB’s goal. People that have EUR 50 billion at their disposal, what are you going to do with all that money?

Mr Rienks: I don’t have EUR 15 billion, I only have EUR 100,000 in shares but I have similar objectives. I also want to make sure that a company is successful and that I am successful and get a nice dividend and maybe a present at the shareholders’ meeting, that would be nice, wouldn’t it to get a present. And, hey, I’d like the share price to double in 10 years. Then I am happy. I like that better than being sent away after one year.

Chairman: I fully agree.

Mr Rienks: But other shareholders, they may think differently. They sell their shares on the very same day on which they buy the shares. I am different and I know there are more people like myself who want to really look at the long-term. I have shares in about 30 companies. I go to all those shareholders’ meeting.

Chairman: I fully agree, sir.

Mr Lemmers (VEB): Ok. You can’t help it. Somebody knocked on your door with an offer you couldn’t refuse. That’s it. We always look closely at takeovers because you get the feeling that the major shareholders will determine whether there is going to be a successful takeover.

In this case, I understand from Mr Van Klinken and Mr Cup, the potential interests held in the United States are the problem. I hear today and what I heard before is that you were afraid of the deal certainty and that’s why you went to JAB and said, let’s have our very smart lawyers, think about an increased deal certainty. So what we will do, we will bring our shareholders into a three strikes out situation because between 80% and 95%, you have no choice, you get the cash even if you do not want it.

And then I read that we will only talk about the triangular legal merger at the end of the meeting. In my view, it would have been better to first have a discussion on the offer and then discuss the merger.

So I would have preferred to handle the merger as agenda item 3 or 4, that would have given me a much better feeling about that amendment of the articles of association and the whole debate that we are having now. Was the order of agenda items a strategy or not?

Chairman: This is the logical sequence. I don’t agree with you.

Mr Lemmers (VEB): Ok, fine.

Chairman: But we are flexible as you say, so we allow you to speak on this topic now and not at the end of the meeting.

Mr Lemmers (VEB): Why did you come up with this brilliant idea to hold a knife against the throats of the shareholders?

Chairman: If you talk about deal certainty, and I talk on behalf of the board, why is deal certainty so important? The reason is that as soon as you recommend this offer, the offer of EUR 12.50, then you are confident that it is right. You propose it to the shareholder. The worst case scenario is that, it will take a very long period before it can be implemented. You become subject to so many other factors and the company deteriorates, you lose your focus and you lose people. So we wish to make sure that the period is as short as possible. We want deal certainty. We want to make sure that you keep the company, that you keep the company focused and that you have a transparent story.

Two months later, five months later, things happen. It’s important to make sure that this transition period, that is either yes or no, is as brief as possible, it’s black or white. I run a company. I’m here for the staff and for the shareholders. So we say this is right or this is not right. And in one year’s time, I don’t want to have a situation in which we have destroyed a company. That’s why we focused on the deal certainty. It is very important. It is important for the company that we can continue to create value for the shareholders.

Mr Lemmers(VEB): Yes. But the deal certainty would be even bigger if JAB had offered EUR 15 or EUR 20, of course.

Mr Van Klinken: I saw on your website that the VEB feels this is an attractive offer.

Mr Lemmers (VEB): You now blame me for asking for EUR 15.

Mr Van Klinken: No, I am just asking why you ask the question whether we could not have asked EUR 15. Deal certainty is very important to us.

Chairman: There are limits. 16.5 times EBITDA, that’s enough, and the synergies, don’t forget that synergies are very important. 23 times EBITDA, that’s unique. That was a company after five years because there was scarcity. I mean, 16.5 times, I can assure you that this is the most that we could get. We squeezed the last drop out of this deal.

Mr Lemmers (VEB): I just wanted to say, and I also said it on television and I said it in the newspapers, that it is a difficult situation for a shareholder because on the one hand, you don’t want to approve a situation in which you are automatically squeezed out when the acceptance level is less than 95%, and on the other hand it is the economic reality that you are able to get a good price for your shares. We also published this on the website of the VEB.

But the behavior of the Board from, say, 24 November 2012 until today, that is important because did you bear in mind, the interest of all shareholders, not just the US shareholders but also the Dutch shareholders; not just JAB but also the small ones? Did you bear in mind that if less than 95% of the shareholders will tender their shares, the others will just be “cut out”? This may sound negative but those are the things that we hear, why can I just not remain a shareholder?

We have seen examples in which a different scenario was chosen and that is what I would like to discuss with you. As already indicated, has there not been a conflict of interest in this transaction? Why was the remuneration not part of the offer memorandum?

So this brings me to the next thing, the triangular legal merger. As a shareholder I have to decide on a merger that may be implemented under certain conditions which are based on what others do. Others have an influence on the success of the merger and that’s a legal issue. Subsequently, I implicitly also agree, that if I will become a shareholder in the new company, such company will be wound up by a liquidator, on the appointment of which liquidator I cannot decide and which liquidator can also decide to suspend that liquidation because of “circumstances”.

So I have to decide about something that may be implemented because you don’t achieve that 95% level and I have to decide on something that a liquidator might revolve. I’ll just do another little bit of diligence. Is there a right to oppose the liquidation? There are still a lot of other issues I would like to discuss, but those are very technical issues.

Chairman: If Onno were to give you an answer now, I think maybe this would stem the flow of these technical questions. So Onno will try once more to explain the principle.

Mr Van Klinken: In this whole situation, the Board has taken into account the interests of all the stakeholders. I’m not going to repeat what I said before, for instance relating to the circumstances and our considerations as a consequence of the nature of the shareholder base.

I am not sure why you say shareholders are “cut out”. I think it is very proper that the shareholders are given the opportunity to vote on the proposed offer and all the steps and all the consequences are described in the offer memorandum in detail. The offer memorandum was reviewed by experts in detail.

Chairman: We can talk about this at length.

Mr Lemmers: Yes, of course, but I still want to know something. Ok. Let me put it very blunt, very Dutch. Do you want to get rid of the shareholders who would like to remain shareholder or do you just want to push through this deal?

Chairman: We are worried about the US shareholders because they may not know that in their drawers, they have shares in D.E. MASTER BLENDERS.

They are the small shareholders in Sara Lee and as Onno explained clearly, they do not even know what or who DEMB is. They are based in Ohio. They are based in Illinois. US shareholders who do not know that they own a share in our company. There are plenty of such shareholders and we have concerns in respect of these shareholders and the tendering of their shares.

If DEMB would not have been a US company before, we would probably not have had this discussion. The situation would have been different. But, in this case there are people who really do not know that they own a share in this Dutch company. Those are the people that we are concerned about. And if this would be a deal breaker, in the sense that these people would not tender their shares and the minimum acceptance threshold would not be met, that would be a shame.

Mr Lemmers (VEB): Mr Van Klinken says that he has approached all stakeholders on the offer and I have read that the triangular merger does not have any consequences for the staff, does it?

Mr Van Klinken: Indeed, the works council noticed the efficient financing structure. The transaction will not have consequences for the employees and will create jobs.

Mr Lemmers (VEB): Yes, but, I as a shareholder, what does it mean for my financial position?

Mr Van Klinken: Well, maybe we do not need to discuss that now. We can discuss that with you afterwards when enjoying a coffee. But I had an argument, namely the possibility to obtain an efficient financial structure, and of course it helps in reducing the financial burden and it helps guarantee the continuity of the company. So from that perspective: yes, indeed, that has no consequences for the staff and it is positive for the company to do things as efficiently as possible and as quickly as possible.

Mr Lemmers (VEB): And what are you talking about, that position of D.E. MASTER BLENDERS 1753 or JAB?

Mr Van Klinken: I was talking about the combination because I assumed that the company will accept the debts. Well, of course, there are debts.

There are lots of more questions so let us continue with the questions for a little bit longer. I noticed that there are three more questions. Of course you had a question, sir, but you are just leaving the room. Okay.

Mr Rienks: I only have a small question. My name is Rienks. During the presentation, I heard that the JAB family had no interest in coffee and tea activities and that they were able to expand the business in the United States. Has DEMB been active too, in growth in the United States? It seems that you let the family acquire companies in America and that you are more passive, you just sit back and relax. Please tell me a little bit more about the United States.

Chairman: In the United States, we had a very clear objective. We were not interested as DEMB to invest in America. The reasons are that it is a very competitive market. We are not in the retail sector such as Starbucks and other companies. JAB bought shares as a competitor of Starbucks. We were not active in that respect but we did other acquisitions. We did not acquire companies yet because of organizational circumstances, and practical difficulties.

A company has to be solid first before such company acquires other companies. Otherwise, one would have said: hey, look, you keep acquiring, but you have to become a solid company first. And the list of acquisitions, I can assure you, such list is already finalized. JAB may benefit from such list because we have done a lot of work already, in order to quickly proceed with acquiring the companies involved. That is a matter of time.

In respect of America, we were not interested because it is too competitive, it does not concern retail and it is not profitable enough for us. It would destroy too much before the merger, before the spin off with Sara Lee.

I even sold the American coffee company that partly produced Senseo, it concerned a private label. I sold that company for what it was worth, at

200 million. We concluded a license with Folgers, an American company for our liquids technology in Douwe Egberts, so we have a good relationship with them. But the ties with America were mainly, okay, guys, we will focus on Asia, Eastern Europe and consolidation in the market.

Mr Rienks: I have a follow-up question with respect to the shares. I was a shareholder in Sara Lee, so my question is, are these bearer shares? Can you please tell me what the advantage is? Further, what is the percentage of outstanding shares in Sara Lee?

Mr Van Klinken: Sara Lee had both bearer as registered shares. I am sorry. I do not quite understand your question. Sara Lee does not exist anymore. Every Sara Lee shareholder has received a share in DEMB.

Mr Rienks: Yes, but how many shareholders did not register? I understand that there was a Sara Lee spin off and you say that the DEMB shares are still in the drawer. Maybe such shares are valuable or not but you do not know the percentages, so how many shares are in the drawer?

Mr Van Klinken: I don’t know.

Mr Rienks: The last couple of weeks I have seen a number of notifications for 5% shareholdings in D.E. What is the reason for this?

Mr Van Klinken: The notifications that we have seen concern shareholders that we know. Because the reporting duties have been changed from 5% to 3%, some notifications are now made, since people just forgot that they also became obliged to notify a 3% interest as per 1 July.

Mr Rienks: Yes, I understand that. But I also read that there are still further notifications pending?

Mr Van Klinken: Yes, there was a notification published in the media. It concerned a party that had 3 point something percent and prior to that, it had 3.7 also, but didn’t have to report it. That interest now has to be reported. But as far as we know, the relevant party is not building up or downsizing its interest in the company.

Mr Rienks: I have another question. Did you discuss this offer with your major shareholders?

Chairman: No. Well, it is like we are discussing the offer with you. What you read, what you saw is what has also been discussed with the major shareholders. We did not have any discussions with them prior to this to see if they were interested. No, that is not how it works, no, not at all.

Mr Van Oyen: Thank you. My name is Van Oyen. I have two questions: one has to do with the business, it relates to the fact that JAB has also bought other coffee companies recently. What could be the relationship between their companies and DEMB in the future? And the other question is a financial question. If the deal will take place, the shareholders will receive cash for their registered shares without transition costs if I understand it correctly. Does that also account for the shares who are still registered with Computershare? Will there not be any additional transaction charges?

Chairman: Let us start with the second question and Onno van Klinken will respond to that.

Mr Van Klinken: No, I think there are no transaction costs, but I am not quite sure. I will confirm it to you after this meeting. I do not think that any transaction costs apply. However, if people decide to sell through Computershare because they are registered in the Computershare register, then there are transaction costs. With respect to this offer, there are no transaction costs.

Chairman: And then in respect of your first question: what has been bought in respect of US companies and how does the relationship with Master Blenders look like? Is there a connection? Sara Lee and DEMB have said very clearly that they are two different companies, of which one is retail. It is the new Starbucks. It is their intention to really become a major competitor to Starbucks. There are no synergies. The companies will be managed completely independently. Of course, ideas may be shared. I am not specialized in retail. I will never become an expert in that. If we were JAB, we would maybe make sure that the Coffee Company would be rolled out throughout the Netherlands. Furthermore, it should be led by a key person of Peet’s and not by a Coffee Company or D.E person. There may be cross fertilization between DEMB and JAB’s coffee companies but they are two independent companies with separate objectives.

The final question may be raised by Mr Stevens. Last time, we allowed him to raise one question, and he asked us five, so, yes. And he did not like it when I tried to cut you short, ok.

Mr Stevense (SRB): I will only ask one question. Was it such a good idea to go to the bank that has been advising you and ask: “what do you think about this transaction”?

Chairman: I look at my legal half.

Mr Van Klinken: these are experienced banks that can render advice to the Board on the price that is offered. Whether that is a fair price or not, the banks will communicate this through a fairness opinion, which has been included in the offer memorandum. This is the advice to the Board, the banks feel that the price that is offered is a fair price.

Mr Stevense (SRB): Yes, but the banks that render the fairness opinion are also the banks that will get huge fees as the deal is successfully completed. So, it would be a surprise if they would have advised not to do it. So the advice is not very independent, is it? They get a fee if the deal is successful.

Mr Van Klinken: It is an advice and yes, we pay for the advice. You will be able to read on the basis of what they came to their advice. I think it’s very sound advice. There is very little that we can add to what we have said thus far. But, of course, please keep in mind that the repercussions for giving an incorrect advice are so much higher for the banks than any fee that they receive.

Mr Stevense (SRB): Still, it is a problem for us. We are not happy with it.

Agenda item 3. Conditional amendment of the Articles of Association as per the settlement date, being the date that the transfer of the shares pursuant to the Offer takes place against payment of the offer price for the shares.

Chairman: Let’s go to the other microphone. And we go to item three on the agenda, which is the proposal to amend the articles of association, provided that the offer is declared unconditional. The settlement date is the date on which the bidder will pay the bid price to the shareholders for each share that has been validly registered and supplied.

The settlement date will be at the most three days after the offer is declared unconditional. The proposal also contains the authorization of each member of the Board of Directors as well as each deputy civil-law notary and paralegal employed by De Brauw Blackstone Westbroek N.V. to execute such deed of amendment of the articles of association, and to undertake all other activities at the host of the power of attorney deems necessary or useful in connection there with.

The probation text of the proposal to amend the articles of association is laid down in the Offer Memorandum and also in a triptych (drieluik). Both documents have been made available on the company website as from 19 August 2013. And I give you the opportunity to ask questions on this subject matter. Do you have any specific questions on what is being proposed in item number three on the agenda?

Mr Douma: I don’t have a specific question. But I’ve been authorized by a number of parties, and these parties wish to give you a statement on their voting, not just on item three on the agenda, but I’ll do this for all other items on the agenda.

The four parties that I represent are APG, PGGM, Robeco and MN. With regard to item number three, the parties will all vote in favor, except for PGGM which will abstain. With regard to the other items on the agenda, I want to give a short explanation on the rationale of the voting of the parties.

Many people here today had the hope in June last year, that we were standing at the beginning of a flourishing future of D.E MASTER BLENDERS, and that this would be a share that would create shareholder value. Some of our expectations have not been meet so far. In view of this, we feel that the offer is an attractive offer as you say.

It is an offer that, well, is slightly born out of disappointment. The promises that were made have not materialized.

In light of the foregoing, we think that the remuneration package is not suitable. We don’t like the procedure, and we don’t like the amount of the remuneration package. As far as the triangular merger is concerned, we understand where it is coming from. On the other hand, we think that the fact that almost 20% of the minority shareholders can be squeezed out is not a good signal with regard to Dutch corporate governance. So we are critical when it comes to these subject matters.

On some items we may not be able to vote, but we still wish to express our disappointment. Therefore, with regard to item number four on the agenda, we will vote in favor of the conditional appointment, except for PGGM which will abstain. We will vote against agenda item number five: the conditional acceptance of resignation and granting of full and final discharge from liability for each of the resigning Non-Executive Directors. Thus, we will all vote against discharge. The same goes for agenda item number six; we will vote against discharge.

The situation is different when it comes to agenda item number seven. This concerns the situations where people have already left the company. Therefore, we will vote in favor of granting full and final discharge from liability for each former members of the Board of Directors, except for PGGM which will vote against this item. With respect to the triangular merger, agenda item number eight, we would like to emphasize that this should not become ‘best practice’ in the Netherlands. PGGM and MN will vote against this item; Robeco and APG will vote in favor of this item.

Mr Van Klinken: Can you tell us how many shares the various parties are holding?

Mr Douma: right now, I do not have the numbers of shares that the parties are holding with me. But I can give the numbers to you later.

Mr Van Klinken: And you don’t have the total number of shares the parties are holding? No, okay. Thank you.

Mr Bennink: Thank you. We will possibly see this in the voting results.

Let’s have a look at item three. You do have the voting device of course? I’ve already told you how many votes are represented here today. We have the numbers quickly. You have a voting device.

So let’s check whether this operates properly. I ask you to insert the gold colored chip at the top of the voting device. Now you will hopefully see your name in the display of the voting device. If your name does not appear, please raise your hand and we’ll see whether we can fix this.

Throughout the voting period, you may leave the card into the voting device. In order to vote in favor, you will have to press the button which states “one”. If you want to vote against, you will have to press “two”, and if you wish to withhold your vote, please press “three”.

Abstentions are not included in the voting results. If you do not press any button, you don’t vote. We have the same procedure throughout the meeting. As soon as you see the time bar on the screen, voting is open.

You have about 10 seconds to vote. A slide will be shown on the screen with the results of the voting.

Let’s just have a trial question. And that question is, are you happy with the coffee today? And I’ll ask the operator to start the voting system. You see the three options: for, against or abstain. You may now cast your vote. Poll closed. The result will be shown on the screen in a couple of moments.

And let’s see whether Douwe Egberts is doing its work properly or whether we have still some work to do. There we go. The trial vote shows that 100% voted in favor. So we have work to do, but maybe not with regard to the quality of the coffee.

Now, we can proceed with the official vote, with respect to the conditional amendment of the articles of association as per the settlement date, being the date that the transfer of the shares pursuant to the Offer takes place against payment of the offer price for the shares. And that is of course under the condition, and I will keep repeating that, that the offer will be declared unconditional. I ask you to vote with respect to the conditional amendment of the articles of association as explained to you.

Poll closed, and the results show that 99.6% of the votes were cast in favor of this conditional amendment. So the majority has accepted this. Thank you.

Agenda item 4. Conditional appointment of the new members of the Board of Directors

Item number four on the agenda is the appointment of the six non-executive directors as per settlement date. And then I have to tell you once again that this is under the condition that the offer is declared unconditional. We will start with agenda item number 4a: the conditional appointment of Bart Becht as non-executive director. There is a question from the floor.

Mr Rienks: Yes. My name is still Mr Rienks. I’m a bit surprised that just about the whole Board will be changed. I understand JAB’s wish to have some of its own people on the Board. But why the whole Board; only Mr Cup will be reappointed if all goes well? The rest will go. Mr Van Lede, okay, he wanted to leave. Mr Bennink, okay, I can understand why he wants to leave and wants to start at another job. But the five people in the back row, why do they have to go?

Chairman: Of course this was a decision that was not up to us. As you already mentioned, you would like to vote if you own shares for EUR 100,000. The same applies to the three families, the major shareholder, and American families which want to have a seat on the Board and want to look what happens with their major investment. And it is for that very reason that these people wish to take a seat on the Board accompanied by the CFO and the new CEO of the company.

Mr Rienks: Well, I think it is still a waste that five directors of the board, which have been settled in and which have been elected to the board for a reason, are now getting rid of.

Chairman: Well, you know. Is it right? Is it not right? It’s a very difficult thing for me to say. Whether I have done it, I don’t know. It’s JAB’s decision to do it like this.

Mr Rienks: If I had been them, but I’m not them, I think I would say “I want two of my people and the others can stay as directors of the Board”. They’re all in favor of the offer anyway. They’re positive about the whole situation.

Chairman: So I agree. That would have been an option. But that was not the option that was chosen.

Mr Rienks: I think it’s not a very good idea.

Chairman: I partly agree with you, but we’ll see what happens. Time will tell.

We will start with agenda item number 4a.

Mr Lemmers (VEB): Mr Bennink, I have a question about the settlement date. Is that the very, very final date of the whole sequence of things that will happen, or is that the date on which the offer will be declared unconditional?

Mr Van Klinken: On 15 August the acceptance period will close. Within three days after this date, JAB must say whether the offer is declared unconditional, and then you have the initial settlement date which is three days after the unconditional date.

Mr Lemmers (VEB): But this can be postponed through the extension of the acceptance period?

Mr Van Klinken: No, in any case the first part will be settled.

Mr Lemmers: Okay, so it is before the execution of the triangular legal merger?

Mr Van Klinken: Yes.

Chairman: Okay. Mr Becht is currently chairman of Joh. A. Benckiser and of Coty Inc. He’s also a director of Peet’s Coffee & Tea Inc. and Icon Aircraft, and he used to be the CEO of the Reckitt Benckiser Group. An extensive description of Mr Becht, in line with Article 2:142 paragraph 3 of the Dutch Civil Code, is included in the explanatory notes to the agenda. The Board suggests to appoint Mr Becht as non-executive director as per the settlement date provided that the offer is declared unconditional. The Board wishes to appoint Mr Becht as the Chairman of the Board if you all agree. I will now give you the opportunity to raise questions. If not, I would ask you to vote.

Poll closed. And this proposal has been accepted by the majority: 96.3% in favor, 3.7% against. So this proposal has been adopted.

Agenda item 4b: the conditional appointment of Peter Harf as non-executive director. Mr Harf is senior partner Joh. A. Benckiser and of Coty Inc., of which he used to be the chairman. He is also chairman of Labelux, and deputy chairman of the Board of Reckitt Benckiser Group. He’s also a director of Peet’s Coffee & Tea Inc., and he is also co-founder and vice-chairman of DKMS German Bone Marrow Donor Center.

An extensive description of Peter Harf, in line with Article 2:142 paragraph 3 of the Dutch Civil Code, is included in the explanatory notes to the agenda. The Board suggests to appoint Mr Harf as non-executive director as per the settlement date provided that the offer is declared unconditional. Any questions? No? Okay, you may vote.

Poll closed. And this proposal has also been accepted by the majority: 96.3% in favor, 3.7% against his appointment as non-executive director of D.E MASTER BLENDERS.

Agenda item 4c. The conditional appointment of Olivier Goudet as non-executive director. Since June 2012, Mr Goudet is CEO of Joh. A. Benckiser and member of the audit committee of Anheuser-Busch InBev. Mr Goudet is also a director of Peet’s Coffee & Tea Inc. and a director of Coty Inc. and advisor to the board of directors of Mars Inc. An extensive description of Mr Goudet, in line with Article 2:142 paragraph 3 of the Dutch Civil Code, is included in the explanatory notes to the agenda. The Board suggests to appoint Mr Goudet as non-executive director. Any questions? No? Okay, you may vote.

Poll closed. And Mr Goudet has also been appointed by a majority of 96.3% as non-executive director.

Agenda item 4d. Mr Van Damme, director of Anheuser-Busch InBev (formerly Interbrew and Inbev) and member of the board of directors of Burger King. An extensive description of Mr Van Damme you will find, once again, in the explanatory notes to the agenda. The Board suggests to appoint Mr Goudet as non-executive director. Any questions with regard to Mr Van Damme? No? Okay, you may vote.

Poll closed. By a majority of 96.5% Mr Van Damme is appointed as non-executive director.

Agenda item 4e, Mr Trott, to be appointed as non-executive director. He’s founder, president and CEO of BDT & Company and BDT Capital Partners. Furthermore, he’s director of Enterprise Holdings Inc., Hyatt Hotels and Tory Burch LLC. An extensive description of Mr Trott is included in the explanatory notes to the agenda. In case there are no questions, I would like to ask you now to cast your vote. Poll closed. With 96.5% of the votes, Mr Trott is accepted as a non-executive director.

This brings me to item 4f, the conditional appointment of Mr Santo Domingo, as non-executive director. Mr Santo Domingo is Senior Managing Director of Quadrant Capital advisors and member of the Board of SAB

Miller, Millicom International Cellular S.A. en Valorem S.A. An extensive description of Mr Santa Domingo is included in the explanatory notes to the agenda. Any questions? If this is not the case, I would like you to vote.

Poll closed. 96.5%, a majority, so Mr Santa Domingo will be a non-executive director.

And then the conditional appointment of Mr Cup as executive director. He is CFO of D.E MASTER BLENDERS and member of the Executive Committee. More information, including the most important aspects of his remuneration, is included in the explanatory notes to the agenda. The Board suggests to appoint Mr Cup as non-executive director as per the settlement date provided that the offer is declared unconditional. Mr Cup will remain CFO of the company. Any questions about Michel? If this is not the case, I would like you to vote, the poll is open.

Poll closed. Mr Cup has been accepted by a majority of 96.6%. This is the best result if you look at the directors. Thank you very much.

Agenda item 5. Conditional acceptance of resignation and granting of full and final discharge from liability for each of the resigning Non-Executive Directors

Now I would like to turn to agenda item number five, the proposal that resignation for each of the Non-Executive Directors, Mr Sorensen, Miss Corrales, Miss Picaud, Miss Taylor and myself, will be accepted and granting them full and final discharge from liability for their tasks as Non-Executive Directors until the date of the EGM, except when it comes to fraud or deliberate improper behavior.

The discharge will be effective as per settlement date, under the condition that the offer is declared unconditional. The discharge will be granted on the basis of the information provided to the EGM, including the Offer Memorandum, the Position Statement, the explanatory notes to the Offer Memorandum, the press releases and any other publicly accessible information. Do you have any questions on the discharge?

Mr Lemmers (VEB): Mr Chairman, I’d like to address to the Chairman of the Board, because I have a question regarding your discharge. Mr Sorensen, as asked here is the resignation in granting of the non-executives, but during 2012, Mr Bennink also was acting CEO from December 10 until December 31. Do you also ask us to grant his liability for that period or is it only for his non-executive function?

Mr Sorensen: I don’t know the answer to that. I think we are asking for discharge from December 10. This is the time when Mr Bennink became a non-executive, if you will, interim CEO.

Mr Van Klinken: Sorry, Mr Sorensen, if I may. Mr Bennink has been and is formally a non-executive member of the Board. And therefore, will be discharged, if this resolution passes, in that capacity, because he was never appointed executive director. That appointment was part of the agenda of the meeting that ultimately did not go ahead. And therefore, this conditional acceptance of resignation and granting of discharge has to be read in that context to discharge him of his duties as a non-executive director. And yes, he has in the meantime been tasked with certain executive tasks.

Mr Lemmers (VEB): So it’s also including his acting CEO?

Mr Van Klinken: That’s clear public knowledge.

Mr Lemmers (VEB): Well, it’s not that clear, because otherwise I wouldn’t have asked.

Mr Lemmers (VEB): Okay. And Mr Chairman, only for today, we heard about the actions you took to make sure the conflict of interest that could arise between Mr Bennink and the decision on the offer has taken care of by the decision taken only on execution without the CEO or the acting CEO present. And before I heard that, I was really angry about it, because I think it was a lack of good governance to do that, to say that exactly. So my first question is why it is never communicated to the shareholders that you had this kind of conflict of interest measurement taken?

Mr Sorensen: I understand the question, Mr Lemmers. Basically, since this is global best practice, we thought and we assumed that it was well understood by all the shareholders. Typically in every single, either Supervisory Board or Management Board that I know of course, typically when there is a potential conflict of interest that arises associated with any of the directors, that director is ask to excuse himself and the executive session takes place.

In addition to that, regardless of any other particular decisions with regard to any individual, there always is, and I certainly have as Chairman conducted myself on that basis, that there is always at the end of each Board of Directors meeting and Executive session to make decisions without management. And in this case without Mr Bennink, without Mr Cup.

Mr Van Klinken: If I may add Mr Chairman. In the first press release announcing the intention of the bid, we made clear that there was a process in place to avoid the conflict of interest. So I think that it has been very clear that this was on the radar screen of the Board and has been taken care of.

Mr Lemmers (VEB): But Mr Van Klinken, you should know that saying there was a process in place doesn’t mean the process actually take place. And that is the difference we’re talking about here. This is about being careful and have the fiduciary of care taken care of by the Chairman, and of course also to the other persons connected to those decision.

Mr Van Klinken: I think the Chairman has answered your question on how we manage that process.

Mr Lemmers (VEB): I know. But you made another statement stating that I should have known, but I only knew that there was a process.

Mr Van Klinken: Well, you were saying that you were not aware that there was a process. Well the press release…

Mr Lemmers (VEB): We need to know how you executed this process. That’s the point.

Mr Van Klinken: Yes, okay. We can debate the level of detail, but I think it’s clear.

Mr Lemmers (VEB): Well, it’s really about how did you cope with the possible problem arising. And the Chairman now says, well, actually Mr Bennink himself told us in his presentation, guys, I stepped out of the room. And it should have been better if that was communicated clearly in an early stage. That’s my point.

Chairman: You’re right.

Mr Sorensen: Understood.

Mr Bennink: Okay. If there are no further questions, I’d like to proceed with the voting. The voting concerns the proposal to accept the resignation and the granting of full and final discharge to Mr Sorensen, Miss Corrales, Miss Picaud, Miss Taylor and myself. The resignation and discharge will be effective as per settlement date on the condition that the offer is declared unconditional. And I would like to suggest that we vote separately on each non-executive director as has been set out in the agenda. I would like to ask Norman to put the next agenda item, myself, up for a vote.

Mr Sorensen: I obviously move to the conditional exception of the granting of full and final discharge of Mr Jan Bennink as per the settlement date. Obviously discharge only effective if the offer is declared unconditional and only from the settlement date. You may now vote on that.

I see that the voting is 89.6% in favor. Thank you very much.

Chairman: Thank you very much. Now we will continue with the resignation and discharge of Mr Sorensen. And I would like to open the vote. Please cast your votes.

Poll closed. And we see that a majority of 96.9% has granted discharge to Mr Sorensen, which means that Mr Sorensen has been granted full and final discharge. I would like to continue with the resignation and discharge of Geraldine Picaud.

I’m sorry, I make a mistake, we will start with Ms Corrales. Mercy Corrales. Please vote if there are no questions. And if there are no questions, you may proceed to vote.

You may no longer vote. And we see that Ms. Mercy Corrales has been granted full and final discharge by a majority of 96.9%. So the next one is the voting on Ms Geraldine Picaud. If there are no questions, please proceed to vote.

Voting is closed and I note that a major majority has also voted in favor of discharge of Ms Picaud, 96,9%.

Then I would like to suggest continuing with agenda item number six. Ah, Sandra. I did want to keep you, that is why. Okay, I would like to proceed with the voting on the discharge of Sandra Taylor. If there are no questions, please cast your votes.

Poll closed. And I conclude that Sandra, with a large majority of 96,9% of votes in favor, has been granted discharge.

Agenda item 6. Granting of full and final discharge from liability for each of the following former members of the Board of Directors

Now we continue with item six on the agenda. Each of the Non-Executive Directors that will hold their seats, Mr Andrea Illy and Mr Rob Zwartendijk, granting them full and final discharge from liability for their tasks as Non-Executive Directors until the date of the EGM, except when it comes to fraud or deliberate improper behavior.

The discharge will be effective as per settlement date, under the condition that the offer is declared unconditional. The discharge will be granted on the basis of the information provided to the EGM, including the Offer Memorandum, the Position Statement, the explanatory notes to the Offer Memorandum, the press releases and any other publicly accessible information. Do you have any questions on this discharge?

Mr Lemmers (VEB): I’d like that, either Mr Illy or Mr Zwartendijk, says something. Of course they will remain even if the bid is accepted between 66% and 75%, and thus I’d like them to tell me how they see this situation and how they think they will do their jobs afterwards? Of course this is analyzing a possible scenario, so I know that they cannot be to the point, but I just like to hear how they see the cooperation with JAB?

Chairman: Mr Zwartendijk, may I kindly ask you to answer this question.

Mr Zwartendijk: I think we will stay on for about a month or so depending on the date on which the shares of DEMB will become non-existent, which is different when 95% or less than 95% tenders their shares. And if the acceptance level is below 80%, it will be a very different situation, maybe then we may all continue. I don’t know.

Mr Lemmers (VEB): Well, yes, that is possible. The reason why I asked you is because you will stay on as a Non-Executive Director. And of course a Non-Executive is required to bear the interests of the minority shareholders in mind, in particular since we’ll have a kind of vacuum period, where different things can happen. Decisions may have to be made that will be put to you. And then it will be great to have a Dutch speaking, Dutch based Non-Executive who has a feeling for that. And that is why I ask this question.

Mr Zwartendijk: I think that is the reason that Mr Illy - he’s living in Italy, but that’s still closer to the Netherlands than America - and myself, as a Dutchman, are asked to safeguard that. We are aware of that responsibility. It’s only for a short period of time, a month, but we will safeguard that.

Mr Lemmers (VEB): But in that short period, important things may happen and you’ll therefore have to be on the alert.

Mr Zwartendijk: Of course.

Chairman: Great. I would like to suggest that we are now voting on this. And let’s start with the discharge of Andrea Illy. Please vote on this.

You may no longer cast your votes. With a large majority Mr Illy is granted full and final discharge.

So let’s do that same thing for Mr Zwartendijk, unless someone has any further questions. So let’s continue to the voting on the discharge of Mr Zwartendijk.

Poll closed. And Mr Zwartendijk has also been granted full and final discharge.

Agenda item 7. Granting of full and final discharge from liability for each of the following former members of the Board of Directors

Which brings me to agenda item number seven, and that is a proposal to grant full and final discharge from liability to former directors Mr Van Lede and Mr Herkemij.

Mr Van Lede resigned on 27 February 2013 as Non-Executive Director, and Mr Herkemij resigned on 31 December 2012 as Executive Director and CEO. And we ask you to grant them full and final discharge from their liability, except for liability as a result of fraud or deliberate improper behavior. And the discharge will be effective as from the dates of their resignations. And you may base your decision on the information provided to the EGM and on other information publicly made available.

Let’s start by voting on 7a, which is the discharge from liability for Mr Van Lede.

And a large majority of 99.7% voted in favor of the discharge of Mr Van Lede. So let’s do the same thing for the discharge of Mr Herkemij. Please cast your votes.

Poll closed. And also Mr Herkemij has been granted full and final discharge, 99.7% voted in favor of this.

Agenda item 8. Conditional triangular legal merger with Oak Sub B.V. (as acquiring company) and New Oak B.V. (as group company of the acquiring company) in accordance with the merger proposal as drawn up by the Boards of Directors of the merging companies, subject to the conditions that (i) the Offer is declared unconditional, (ii) the Acceptance Level immediately after the Post-Closing Acceptance Period is at least 80% but less than 95% of all shares in the share capital of the Company on a fully diluted basis and (iii) the Offeror resolves to pursue the Post-Closing Merger and Liquidation

This brings us to agenda item number eight, the triangular merger, with Oak Sub B.V. as surviving entity and New Oak B.V. as group entity in accordance with the proposal of the merger. This under the condition that 1) the offer is declared unconditional, 2) the acceptance level is less than 95%, and 3) that the offeror intends to pursue the post-closing merger and liquidation. The extensive description is part of the explanatory notes to the agenda.

The Board proposes that the company does enter into this triangular legal merger with Oak Sub B.V., as surviving entity, and New Oak B.V., as group entity in accordance with the proposal of the merger drafted by the Boards of the merging entities. Onno van Klinken has already given an explanation on structure. And I don’t know whether there are any other questions. And I could have known this, of course as a question by the VEB.

I thought maybe I could escape, but no. The VEB always has questions to the very end.

Mr Lemmers (VEB): Well, I have to mention that Onno van Klinken was not finished at all, since there was a slide with stakeholder analysis left. Firstly, I’d like to know from your notary what the result of this decision will be and whether we as shareholders, if we now make the decision, are confronted with foreseeable obstacles or resistance against the liquidation or that the merger will not go ahead, or that the decision has other consequences? Because this is something new, let’s be honest about that. And you are doing this because you are anxious that the American shareholders are not paying attention. But it could also be a precedent for the planned mergers by Mr Burggraaf c.s., so I want to discuss this extensively, because I foresee that this is a new instrument to get rid of shareholders who are not really willing to do what you want them to do.

Mr Van Klinken: This is so technical. I’m going to ask Mr Jan Louis Burggraaf to answer these questions.

Mr Burggraaf: I’m not a civil-law notary, but of course I’ve thought about this carefully, together with you. I think that the main thing is, and you know that, you’ve seen that, if after the offer and after the extension of the acceptance period 95% of the shares or more has been tendered, there will not be a merger.

So the Board has only proposed this in situation where there is no other option left. The Board has thought this over and concluded that, if we are going to do this, it must be in such a way that the minority shareholders are not disproportionally disadvantaged.

So what is the technique? We have D.E, a listing company, which will merge with another company. That other company, one of the Oak companies, you have read that, is not a listed company. It only has one shareholder: JAB.

In the past I’ve spoken with you quite regularly, and with the VEB as well. One of the most dramatic things that a Board may propose is a merger of a company in non-listed company, because that would mean that you receive shares that cannot be easily traded. Keeping that in mind, we thought about how we can make sure that you - but not just you, because you know about 15 August - but also the American shareholders, who are hardly or not aware at all that they have shares in this company, are treated well.

We want to do this properly. It is also about being ethical. It’s not just about money. It’s about ethics too. So we thought if the shareholders are confronted with shares that you cannot be traded, you have to have a solution for them. And what is that solution? The solution is that the company will be liquidated and those people will receive cash.

So, the example of Mr Bennink of the person in Ohio, that male or female, will receive cash. So we have thought about what to do. Above 95% it is not necessary, you can use the buy-out procedure, JAB agreed. And then secondly, if you do have a legal merger, people will get cash. So if you do not tender you shares, then there will be a legal merger and a liquidation, and as a result of that you also get cash.

The only thing is that the Board, the shareholders and I cannot change the fact that the statutory buy out and the legal merger are treated differently from a fiscal point of view.

So what is the technique? The JAB companies, the Oak companies, can make the decisions, because they have a sole shareholder. So what happens? All companies that are supposed to merge take that decision. The EGM will vote on the approval of the legal merger. And then what happens? Will the merger then proceed? No. If it’s 95% or more, the merger will not proceed. And under 95%, there can always be a board decision not to merge.

It therefore creates the opportunity to have the deal go ahead even if 94.9% feels it’s a good transaction and the other, 5.1%, who do not even know that they are shareholders of D.E, do not tender. We have looked into this carefully to ensure that the people who do not know about this all, will get cash.

So the decision, whatever that decision is going to be: if you decide against the merger, then the acceptance level will be 95% and JAB can waive that at any time. They have that right, except under 66,66%. If you vote in favor of the merger, JAB has the opportunity, if the banks allow it, to waive to 80%. Will the merger then proceed, Mr Burggraaf? I really don’t know, but it may be the case.

And for you VEB, the Dutch Association of Stockholders, the Board of D.E has to decide, but it would be strange to propose it to its shareholders and then not agree with it. And then Oak Sub and the New Oak, well, that’s just really an internal decision of the shareholders of JAB.

Mr Lemmers (VEB): Well, that is exactly my question, because I see on the picture on page 17 of the Board Memorandum that New Oak will issue shares to the public. So somehow there will be new shares.

Mr Burggraaf: Absolutely. If I merge, I have to grant new shares. It’s not an issuance of shares, I have to grant shares. And then there are people with shares that they cannot trade. Immediately thereafter, it is the intention to liquidate the company as soon as possible and to give those people the EUR 12.50 minus the fiscal deviations.

I have recommended the company to have a condition precedent. Which condition precedent? If anyone is against that liquidation dividend, then I may not be able to do it. So the intention of JAB and this Board is that as quick as you can to convert the shares into cash. I think we can have a liquidation dividend very quickly, which is a distribution rather than dividend.

Mr Lemmers (VEB): Has the decision for the liquidation already been made?

Mr Burggraaf: It will be made between now and somewhere around 15 August.

Mr Lemmers (VEB): So the conclusion is that the new shareholders will not be able to decide on the liquidation?

Mr Burggraaf: Yes.

Mr Lemmers (VEB): Okay.

Mr Burggraaf: But for your information, I’m happy to discuss with JAB, but it doesn’t really matter all that much. Who will be granted the shares in the legal merger? JAB 94.9% and the rest to the other shareholders. Once I convene the shareholders meeting and JAB votes in favor, which they will do because we have agreed on that, the resolution will be adopted anyway. And I don’t wish to confront one single shareholder in this room or in America who may not even know that they are shareholder, with shareholders meeting that’s only for form sake. If you ask me, that’s a waste of money and a waste of time.

Mr Lemmers (VEB): That’s a point I would like to discuss with you in the future and I’m happy that you brought up Super de Boer, because in that case the VEB had a claim. The question is whether there’s a claim here. I hope that JAB knows that there was a discussion about a possible claim in August 2012 from shareholders. Hopefully JAB has taken this into account in their due diligence.

Chairman: Ok. If there are no further questions, I would like to vote on the triangular legal merger.

You may no longer cast your votes. And the triangular legal merger has been accepted by 98.5%. Thank you so much.

Agenda item 9. Any other business.

It brings me to the final item on the agenda, any other business? Sir, not you, it’s not you yet. There are other people who wish to speak too. So you have to be patient.

Mr Rienks: I have two things that I’d like to mention. The first thing is the minutes of this meeting. I can still remember very well another case, Eriks, which was also going to be delisted a couple years ago. At the time I’d would like to receive the minutes of that final shareholders meeting, and first it was not available and then I didn’t get them after the company was being delisted.

Chairman: Mr Burggraaf will make sure that the minutes of this meeting will be made available, absolutely.

Mr Rienks: I even sent a letter to Eriks and after a while, I received a letter from a lawyer stating that I was not entitled to receive the minutes of the meeting because the company was delisted.

Mr Van Klinken: Ok. No, no, no, you will get the minutes of this meeting. They will be made available.

Mr Rienks: I was present at that meeting, lots of people were present at that meeting, we didn’t get the minutes.

Mr Van Klinken: No, but we’re not Eriks. We’re a different company. The minutes will be made available to the public.

Mr Rienks: I count on that.

Chairman: You may count on that 100%.

Mr Rienks: My second comment, I appeal to you Mr Bennink, is that you make sure that there will be a good replacement on the stock exchange for you.

We have found that there are not many Dutch listed companies. When I started as a shareholder, there were around 200, and now there are not even 100. So it’s a shame that after one year, we already losing one Dutch company with a lot of potential.

Chairman: I have tried and maybe I will try it again, who knows.

Mr Rienks: And let’s hope that you will lead another company, you will list another company that will remain listed a little bit longer. Mr Bennink, I don’t think you are ready to retire. I’m sure you have a lot of money, so you could retire, you don’t need to work anymore. That’s actually a personal decision of yours. But I want to ask you to keep on plugging, to keep on working.

Chairman: I’ll remember you when I’m looking for something else.

Mr Rienks: It doesn’t have to be a big company, even a small company. Please Mr Bennink. Big or small, doesn’t matter. But it should be a listed company.

Chairman: Well, I’ll talk to you about it after this meeting. We’ll have a drink and you can tell me your preferences.

Mr Lemmers (VEB): Sir, I agree. You should do it again, but then with that multiple of 23.

I have some other questions. You earlier said that you were looking for the American shareholders, you were calling them. Can you give us any indication as to how many people you have actually already contacted? Or will you tell JAB or will you ask JAB more about those American shareholders at the time we will know more about the level of acceptance and, as a result of that, if the merger is relevant to the American shareholders or also the Dutch shareholders? That’s my first question.

Then my second question. You said that our Prime Minister shook hands with you when D.E became a listed company. Now, there is the final general meeting of shareholders. Now, there’s no prime minister to be seen. Did you call him? Did you ask him to come?

Chairman: No, I didn’t call him. It was so unique, it was the very first time that a Prime Minister was at the stock exchange to celebrate the listing of a Dutch company. And I didn’t call him this time. He has done enough for us and for the Dutch people. He achieved what he should have achieved, which is that there’s a great company with its headquarters in Amsterdam. At this point in time our Prime Minister has other concerns. He doesn’t have to come and help me. I can do that for him and I thank him for that. He did a great job and the Netherlands can be very proud of what he did.

Mr Lemmers (VEB): And the first question?

Mr Van Klinken: Well, the first question. We are trying really hard to find the American shareholders. I’ve told you this before. We use agencies, like Computershare and Georgeson, who contact the American shareholders. But I can’t give you a success right of a percentage of shareholders that we have been able to contact. I cannot tell you whether those people will actually tender their shares. But the only thing I hear is that they are very persistent, and the contract says that they must to try and contact the same shareholder up to four times. Besides, we have addresses, we have email addresses, at least from the shareholders that are registered which is about 4 percent. And I was told that we had great response from the registered shareholders, but I cannot tell you whether they will tender or not. At least we are quite successful in America in contacting these registered shareholders. But it is what it is and it has top priority.

Mr Lemmers (VEB): Will you, in the end, indicate to JAB how this process went? I think that’s quite important.

Mr Van Klinken: Well, I will take your suggestion into consideration.

Mr Lemmers (VEB): Well, I’m sure there are some JAB representatives in this room. So maybe they could give you a nod.

Mr Van Klinken: I don’t think JAB is present.

Mr Lemmers: Does JAB know that there is an ongoing discussion between the VEB and D.E Master Blenders 1753 about the fraud in Brazil?

Mr Van Klinken: Yes, absolutely. JAB carried out its due diligence and subsequently raised questions about this. Most of it was discussed during the general shareholders meeting in November. So JAB knows and, in fact, also knows about the measures the Board has taken to ensure that these kind of situations will be prevented in the future. And I think that we have JAB’s confidence as a major shareholder and that this confidence is becoming even bigger.

Chairman: Any other questions?

Koster: Mr Chairman, my name is Mr Koster. As we know now it was not DEMB’s intention to brought in this situation. I thought I had a share for the longer term, yet, I want to thank you, the Board of Directors and the Supervisory Board, because you’ve created shareholder value, which is value to us. So okay, I hope to meet you again at a different shareholders meeting for a different company. It’s already past 5 o’clock, we’ve meet here for three hours. And my appreciation for giving very open answers and for a very good meeting. Thank you.

Chairman: And I thank you, Sir, on behalf of myself and on behalf of the full Board, for your words. This is the end of my interim chairmanship. At the end of this meeting, I will no longer be the interim chairman. But if I will stay on, I will make sure I will do my best I should say to create shareholder value. It has been a long ride, yet an interesting ride, a roller coaster as they say. I’m convinced that Douwe Egberts is one of the best brands in the Netherlands with a great future. And I hope you enjoy the coffee as a consumer. And that you had a good time as a shareholder in this past 13 months. As I said earlier, I think it’s a pity that it was only 13 months. I had a different expectation.

But let’s see if we can repeat this in another way, and for a longer period of time. But it was a great pleasure to me. And the shareholder meetings, I have always enjoyed them, they’re great. Fascinating, good questions are being asked, so I enjoyed the shareholder meetings. And I will ask you to have a drink with us. And now we come to the closing of the meeting.

Agenda item 10. Closing.

Mr Sorensen: Thank you ladies and gentlemen for coming today, for your questions. Obviously, we are delighted that you have raised a number of questions. As Jan has indicated, very interesting questions.

So, once again, many thanks. If you won’t join us for some refreshments outside, this brings our meeting to a close. Thank you very much.

Chairman: Thank you.